Filed by World Media and Entertainment Universal Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co

Commission File No.: 001-42258

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL TO GO PUBLIC THROUGH BUSINESS
COMBINATION WITH BLACK SPADE ACQUISITION II CO

•	World Media and Entertainment Universal Inc. (“WME”) is a global media and entertainment company covering high fashion, arts, lifestyle, cultural, entertainment and luxury hospitality.

•	WME’s diverse portfolio includes L’Officiel, one of the oldest and iconic fashion magazines in the world, The Art Newspaper, one of the top publications of the art industry internationally and a leading source of information in the art world, and a global portfolio of premium hotels properties.

•	Black Spade Acquisition II Co (“BSII”) and WME are combining at a transaction equity value of approximately US$488 million.

•	Existing shareholders of WME, including AMTD Digital Inc. and AMTD IDEA Group, are expected to retain their interests in WME, and AMTD Digital Inc., AMTD IDEA Group and AMTD Group Inc. have committed to a 3-year lock-up of their interests without disposal, underlining their continued confidence in WME’s strategy and outlook.

•	Non-redeeming public shareholders of BSII will be eligible to receive US$1.25 per share from the combined company in a post-transaction payment.

January 27, 2025– World Media and Entertainment Universal Inc. (“WME” or the “Company”), a global media and entertainment company, and Black Spade Acquisition II Co (Nasdaq: BSII, “BSII”) announced today that they have entered into a business combination agreement. Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its name “World Media and Entertainment Universal Inc.” and its headquarters in Paris, and its ordinary shares will be listed on a U.S. stock exchange.

The business combination values WME at a equity value of approximately US$488 million, not including cash from BSII’s approximately US$153 million of cash in trust (assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted).

The transaction is expected to close in mid-2025, subject to regulatory and shareholder approvals, and other customary closing conditions. After the transaction, assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted, existing shareholders of WME will hold over 70% of the combined company.

Dr. Feridun Hamdullahpur, Chairman of the Board, World Media and Entertainment Universal Inc., said: “WME is excited to enter into a long-term strategic partnership with Black Spade. As a dynamic, forward-thinking, innovative global media and entertainment company, we seek global partners who share our values, vision, and integrity to reach new heights. Black Spade distinguishes itself as one such partner. On behalf of the entire WME family and our board of directors, I am looking forward to the growth steps we will take together. WME listing, subject to customary closing conditions, will become AMTD Group’s third listed company to be, after AMTD IDEA Group and AMTD Digital Inc.”

Mr. Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co, said: “Following on the success of our first business combination with VinFast Auto in 2023, we are excited to announce that WME, known for its iconic L’Officiel magazine and The Art Newspaper, will go public through a De-SPAC transaction with BSII. With a growing hospitality and culturtainment portfolio, WME is well-positioned for meaningful growth and global expansion. Luxury and entertainment are core to Black Spade’s business, and this transaction will unlock value for shareholders while allowing WME to expand its global footprint to leverage upon Black Spade’s network of resources and connectivity.”

Additional information about the proposed transaction, including a copy of the business combination agreement, is available in BSII’s Current Report on Form 8-K, filed on January 27, 2025 with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

More information about the proposed transaction will also be described in WME’s registration statement that includes BSAQ II’s proxy statement and WME’s prospectus in relation to the business combination, which will be filed with the SEC.

***

About World Media and Entertainment Universal Inc.

World Media and Entertainment Universal Inc., jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. WME comprises L’Officiel, The Art Newspaper, movie and entertainment projects, collectively a diversified media and entertainment portfolio of businesses, and a global portfolio of premium properties.

About Black Spade Acquisition II Co

Black Spade Acquisition II Co (“BSII”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company or SPAC). Listed on the Nasdaq, BSII was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. BSII is Black Spade Capital’s second SPAC. Black Spade Capital’s first SPAC completed its business combination with VinFast Auto Ltd., a Vietnamese electric vehicle company, in August 2023. At the time, it was the third largest ever de-SPAC by deal value (based on Dealogic data available through April 2024).

Advisors

Clear Street LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, are serving as joint financial advisors and joint lead capital markets advisors to BSII. Latham & Watkins LLP is serving as U.S. legal counsel to BSII. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to WME. Clifford Chance is serving as intellectual property counsel to WME.

***

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between WME and BSII, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or BSII’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvement and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and BSII, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against BSII, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by BSII public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of BSII, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination; (8) costs related to the business combination; (9) risks associated with changes in laws or regulations applicable to the Company’s diverse business lines and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) the Company’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of the Company. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or BSII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and BSII assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor BSII gives any assurance that either the Company or BSII will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or BSII or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and BSII. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form F-4 that will include a proxy statement of BSII and a prospectus of the Company with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all BSII shareholders as of a record date to be established for voting on the proposed transaction. BSII also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of BSII are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BSII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BSII may be obtained by written request to BSII at Black Spade Acquisition II Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

Participants in Solicitation

BSII and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BSII’s shareholders in connection with the proposed transaction. Information about BSII’s directors and executive officers and their ownership of BSII’s securities is set forth in Black Spade’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade II and WME, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade Acquisition II Co (“Black Spade II)’s or World Media and Entertainment Universal Inc. (“WME”)’s expectations concerning the outlook for WME’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and WME, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of WME as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to WME’s diverse business lines and WME’s international operations; (10) the possibility that WME or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) WME’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of WME. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WME’s registration statement on Form F-4 to be filed by WME with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by WME and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. WME and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither WME nor Black Spade II gives any assurance that either WME or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WME or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and WME. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WME intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade II and a prospectus of WME with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade II shareholders as of a record date to be established for voting on the proposed transaction. Black Spade II also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade II and WME and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.